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February 21, 2012	jbradley@kilpatricktownsend.com

VIA EDGAR

Mr. Mark Webb

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Polonia Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 24, 2011

File No. 333-176759

Dear Mr. Webb:

On behalf of Polonia Bancorp, Inc. (the “Company”), we are responding to the Staff’s comment letter issued on December 29, 2011. The Company will include updated financial information for the year ended December 31, 2011 in its Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 which will be filed at a later date.

To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document will be revised in response to such comments. Please note that we have addressed comments nos. 1 and 3 in a consolidated response.

Note 3. FDIC-Assisted Transaction, page F-16

Comment No. 1:

Your response to comment two in your letter dated December 15, 2011 appears to indicate that the loans now accounted for by analogy to ASC 310-30 did not have specific evidence of deterioration of credit quality at the date of acquisition. We believe it is appropriate to analogize to ASC 310-30 for acquired loans where the buyer is unable to identify specific loans within the portfolio for which is it probable at acquisition that the buyer will be unable to collect all contractually required payments receivable but that result in a discount that is

Mr. Mark Webb

February 21, 2012

attributable at least in part to credit quality. It remains unclear from your disclosures how the acquired loans now accounted for by analogy to ASC 310- 30 met these criteria. Please tell us and revise your related disclosures in your next amendment to specifically explain how you determined these loans met the scope requirements to be accounted for pursuant to ASC 310-30 by analogy.

Comment No. 3:

We also note your statement that during 2011, the Company completed its evaluation of the acquired loans, and the Company determined that it would not be able to collect all of the contractually required principal and interest payments on other loans in the portfolio which did not have specific evidence of credit quality deterioration. Please tell us the date the Company completed the evaluation of the acquired loans and clarify if the additional evaluation carried out by the Company indicated the Company would be unable to collect all contractually required principal and interest payments as of the acquisition date or some other date. In addition, it would appear that individual loans for which the Company concluded it would be unable to collect all contractually required principal and interest payments would exhibit evidence of deterioration of credit quality since origination. Please explain in further detail how you determined that, upon the completion of the evaluation of the loans which were initially accounted for under ASC 310-20, such loans should not have been accounted for pursuant to ASC 310-30, rather than by analogy.

Response to Comment Nos. 1 and 3:

The Company utilized a third party to assist in determining the fair value of the loans acquired, which included a discount attributable in part to credit quality. However, as accretion of the discount on these loans was being recognized, the Company also recognized a provision for loan losses that corresponded to the credit component of the discount being accreted. Subsequently, the Company determined that this approach was not consistent with U.S. generally accepted accounting principles (GAAP). Beginning in January, 2011, the Company implemented a process of vetting the acquired loans by reviewing individual loan files for evidence of appropriate underwriting documentation, including appraisals, perfected collateral, and signed notes. As a result, the Company determined in October, 2011 that it was probable that it would not be able to collect all the contractually required principal and interest payments on other loans in the portfolio that did not have specific evidence of deterioration of credit quality since origination. The deterioration of credit quality was evidenced by multiple factors, including the deterioration of the economy, the decline in real estate values in the market areas of the loans, and the poor underwriting standards under which these loans were originated. Management’s review of the loan files during the first nine months of 2011 revealed inherent risk within the portfolio due to a variety of prevalent underwriting issues, including missing or incomplete loan documents, suspect collateral positions, loans with lengthy terms for the type of loan, a number of loans with high loan-to-value ratios, and an unorganized loan processing, administration, and collections function. The accumulation of these factors, in aggregate, exhibit an inherent risk of loss; however, such loans, at this time, generally continue to perform according to their

Mr. Mark Webb

February 21, 2012

contractual terms. The Company concluded that such loans are more indicative of those accounted for by analogy to ASC 310-30 due to the inherent risk in the portfolio, the discount on the loans being attributable, at least in part, to credit quality, the Company being unable to identify specific loans within this portfolio for which it was probable at acquisition that the Company would be unable to collect all contractually required payments receivable, as well as local economic and real estate conditions that continue to exhibit a long and slow recovery which would add pressure to the ability of creditors to continue to make contractual payments or to realize proceeds from the sale of collateral sufficient to cover debt obligations. See Appendix A for the revised note disclosure as of June 30, 2011.

Comment No. 2:

As a related matter, please tell us and revise the related disclosures in your next amendment to explain in detail how you determined, and the procedures you followed to conclude which acquired loans met the scope requirements of and were accounted for pursuant to ASC 310-30 at the date of acquisition, as opposed to those which were initially accounted for pursuant to ASC 310-20 and are now accounted for pursuant to ASC 310-30 by analogy.

Response to Comment No. 2:

The process employed by the Company to determine which loans met the criteria for accounting under ASC 310-30 at the date of acquisition consisted primarily of management segregating acquired loans by delinquency status (i.e. 0-30, 31-60; 61-90, and over 90 days delinquent), asset classification (i.e. special mention, substandard, doubtful, and loss as determined by the Company through due diligence performed), and to a lesser extent, any specific evidence of other potential at risk loans obtained through interviewing certain members of management of the acquired institution. During the first quarter of 2011, management made inquiries of loan administration and collections personnel that focused on what loans had specific credit or collections issues, loans originated with special circumstances, and a general understanding of the origination, administration, and collections processes. The Company reviewed delinquent loan and asset classification reports as of November 30, 2010. These reports were the starting point for determining those loans for which loans it was probable that all contractually required payments would not be collected. Management next considered this data on an individual loan basis in identifying those loans that exhibited evidence of deterioration of credit quality through a combination of the loan delinquency status or delinquency history of the loan, the classified asset rating, and other factors identified through inquiries of loan administration and collections personnel. Management evaluated the results of this material to conclude which loans that, at acquisition, it was probable that all contractually required payment amounts would not be collected. Once these loans were segregated, the remaining loans that did not specifically exhibit the above characteristics or concerns were initially accounted for by accreting the fair value discount. However, as accretion of the discount on these loans was being recognized, the Company also recognized a provision for loan losses that corresponded to the credit component of the discount being accreted. Subsequently, the Company determined that this approach was not consistent with GAAP. See Appendix A for the revised note disclosure as of June 30, 2011.

Mr. Mark Webb

February 21, 2012

Comment No. 4:

We also note in comment 2 of your response letter dated December 15, 2011 that you believe that the restatement is the result of further evidence obtained as part of completing your evaluation of the loan portfolio resulting in you changing your conclusion that these loans should be accounted for under ASC 310-30 by analogy, which you consider to be a change in accounting estimate. Based upon the information provided in your response, it appears that the subsequent accounting in 2011 represents the correction of an error pursuant to ASC 250-10-05-4, especially considering your Form 8-K Item 4.02 filed on November 11, 2011 and the guidance in ASC 805-10-25. In this regard, we note that accreting the credit component of the acquisition date fair value adjustment into earnings and offsetting the accretion with a provision for loan losses does not appear to be in accordance with GAAP, and ASC 805-10-25 does not appear to require amendments to previously filed financial statements. Please revise your related disclosures in your next amendment to provide all of the disclosures pursuant to ASC 250-50-7 through 11.

Response to Comment No. 4:

Previously, the Company applied the accounting methodology for the acquisition of loans in the Earthstar transaction under ASC 310-20. However, as accretion of the discount on these loans was being recognized, the Company also recognized a provision for loan losses that corresponded to the credit component of the discount being accreted. Subsequently, the Company determined that this approach was not consistent with ASC 310-20. To correct this approach, the Company deemed it appropriate to analogize the accounting guidance under ASC 310-30 since the Company was unable to identify specific loans within this portfolio for which it is probable at acquisition that the Company will be unable to collect all contractually required payments receivable but that result in a discount that is attributable at least in part to credit quality. Because of this misapplication of an accounting principle the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011 will be restated, consistent with an error correction. Disclosures in future filings will be revised accordingly.

See Appendix B for revised restatement disclosure as of March 31, 2011 and June 30, 2011.

Comment No. 5:

We note the tables provided on pages five and six of your response letter dated December 15, 2011. Please reconcile the amounts of accretable yield for your loan portfolio where you have analogized to ASC 310-30 presented as $10,665,986 on page five and $10,050,317 on page six in each of these tables, and revise your disclosures in your next amendment accordingly.

Mr. Mark Webb

February 21, 2012

Response to Comment No. 5:

The accretable yield for acquired loans without specific evidence of deterioration in credit quality shown on page six, $10,050,317, represents the net of three items considered ‘reclassifications and other’. These three items are as follows: 1) the original amount reclassified to accretable during the period of $10,665,986 (as shown on page five), 2) reclassifications from non-accretable discounts to accretable during the period of $86,558 and, 3) a reduction in the accretable yield of $(702,227) as a result of reductions in contractual interest due to reductions in contractual principal as a result of prepayments during the period. See Appendix A for the revised note disclosure as of June 30, 2011.

*            *             *

If you have any questions or further comments, please contact the undersigned at (202) 508-5832.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Joseph J. Bradley
Joseph J. Bradley

cc:	Gregory Dundas, Securities and Exchange Commission
John Spitz, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
Aaron M. Kaslow, Esq.

Appendix A

Note 3 to the consolidated financial statements will be updated as follows:

U.S. generally accepted accounting principles prohibits carrying over an allowance for loan losses for impaired loans purchased in the Earthstar FDIC-assisted acquisition. Purchased credit-impaired loans are accounted for in accordance with guidance for certain loans or debt securities acquired in a transfer when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually required principal and interest payments. For evidence of credit deterioration since origination, the Company considered loans on a loan-by-loan basis by primarily focusing on past due status, frequency of late payments, internal loan classification, as well as interviews with current loan officers and collection employees for other evidence that may be indicative of deterioration of credit quality. Once these loans were segregated, the Company evaluated each of these loans on a loan-by-loan basis to determine the probability of collecting all contractually required payments. On the acquisition date, the preliminary estimate of the unpaid principal balance for all loans with specific evidence of credit impairment acquired in the Earthstar acquisition was $3.3 million and the estimated fair value of the loans was $1.6 million. Total contractually required payments on these loans, including interest, at the acquisition date was $4.4 million. However, the Company’s preliminary estimate of expected cash flows was $1.8 million. At such date, the Company established a credit risk related non-accretable discount (a discount representing amounts which are not expected to be collected from the customer or liquidation of collateral) of $2.7 million relating to these impaired loans, reflected in the recorded net fair value. The Bank further estimated the timing and amount of expected cash flows in excess of the estimated fair value and established an accretable discount of $114,448 on the acquisition date relating to these impaired loans.

Under U.S. generally accepted accounting principles, fair values are preliminary and subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values become available. The Company deemed it appropriate to analogize the accounting guidance under ASC 310-30 to all other loans since (i) the discount recognized for these loans was attributable at least in part to credit quality, and (ii) the Company was unable to identify specific loans within this portfolio for which it was probable at acquisition that the Company would be unable to collect all contractually required payments receivable. The Company has aggregated all other loans into four loan pools by common risk characteristics, which generally conform to the loan type. The first pool of loans consists primarily of 15 and 20 year loans and lines of credit secured by 1-4 family residential properties within our current market area. Such loans represented approximately 54% of the total loans pooled at June 30, 2011, and have been aggregated into this pool because of the similarities of the underlying products which have combined loan to value ratios of up to 80%. This pool relates primarily to loans originated for the withdrawal of additional equity from an existing home, and to a much lesser extent the purchase or refinance of a home. The second pool of loans consisted primarily of fixed rate, multi-family and nonresidential real estate loans originated within the Company’s market area. These loans are generally secured by apartment buildings, small office buildings and owner-occupied properties and make up approximately 37 percent of the total loans pooled at June 30, 2011. The third pool of loans primarily consisted of secured commercial and industrial loans originated to small business within the Company’s market area. Commercial loans account for approximately 5 percent of the total loans pooled at June 30, 2011. The last pool of loans consisted of consumer loans, which are almost entirely made up of mobile home loans. These loans were generally originated with 20 to 30 year maturities. Such loans total approximately 4 percent of the total loans pooled at June 30, 2011. For each loan pool, the Company has developed individual cash flow expectations and calculates a non-accretable difference and an accretable difference. The difference between contractually required payments and the cash flows expected to be collected at acquisition is the nonaccretable difference. The accretable difference on purchased loans is the difference between the expected cash flows and the net present value of expected cash flows (fair value of the loan pool). The accretable difference is accreted into earnings using the level yield method over the term of the loan pool. Over the life of the acquired loan pool, the Company continues to estimate cash flows expected to be collected on acquired loans with specific evidence of credit deterioration as well as on pools of loans sharing common risk characteristics. The Company evaluates, at each balance sheet date, whether the present value of its loans has significantly decreased and if so, recognizes a provision for loan loss in its consolidated statement of income. For any significant increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life.

The carrying value of loans acquired and accounted for in accordance with ASC 310-30 was determined by projecting discounted contractual cash flows. The table below presents the components of the acquisition accounting adjustments related to the loans acquired in the Earthstar acquisition accounted for under ASC 310-30 and ASC 310-30 by analogy as of the beginning of the period ended June 30, 2011:

	Acquired Loans With Specific Evidence of Deterioration in Credit Quality (ASC 310-30)	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality (ASC 310-30 Analogized)
	(Unaudited)
Contractually required principal and interest	$4,419,384	$51,386,762
Non-accretable discount	(2,657,833)	(8,289,676)

Expected cash flows	1,761,551	43,097,086
Accretable yield	(114,448)	(10,665,986)

Basis in acquired loans	$1,647,103	$32,431,100

The outstanding balance, including interest, and carrying values of loans acquired were as follows:

	June 30, 2011 (unaudited)		December 31, 2010
	Acquired Loans With Specific Evidence of Deterioration in Credit Quality (ASC 310-30)	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality (ASC 310-30 Analogized)	Acquired Loans With Specific Evidence of Deterioration in Credit Quality (ASC 310-30)	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality (ASC 310-30 Analogized)
Outstanding balance	$4,395,705	$46,131,545	$4,419,384	$51,386,762
Carrying amount, net of allowance	1,549,382	28,805,398	1,647,103	32,431,100

During the six-months ended June 30, 2011, the Company recorded a provision of $75,013 for increases in the expected losses for acquired loans with specific evidence of deterioration in credit quality. There has been no allowance for loan losses reversed. There has been no allowance for loan losses recorded for acquired loans with or without specific evidence of deterioration in credit quality as of December 31, 2010 as well as those acquired without specific evidence of deterioration in credit quality as of June 30, 2011.

Changes in the accretable yield for acquired loans were as follows for the six-months ended June 30, 2011 (unaudited):

	Acquired Loans With Specific Evidence of Deterioration in Credit Quality (ASC 310-30)	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality (ASC 310-30 Analogized)
	(Unaudited)
Balance at beginning of period	$114,448	$10,665,986

Reclassifications and other	(1,370)	(615,669)
Accretion	(32,480)	(927,288)

Balance at end of period	$80,598	$9,123,029

The $927,000 recognized as accretion for acquired loans without specific evidence of deterioration in credit quality represents the interest income earned on these loans for the six-months ended June 30, 2011. There was no additional accretion recognized since there was no change in the expected cash flows related to these loans during the period.

Note 7 to the consolidated financial statements will be updated as follows:

At June 30, 2011 (unaudited), and December 31, 2010, the Company had $29.3 million and $32.8 million (net of fair value adjustments) of covered loans (covered under loss share agreements with the FDIC). Covered loans were recorded at fair value pursuant to acquisition accounting guidelines. Purchased loans acquired in a business combination, including loans purchased in our FDIC-assisted transaction, are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan losses.

Upon acquisition, the Company evaluated whether each acquired loan (regardless of size) was within the scope of ASC 310-30. Purchased credit-impaired loans are loans that have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. The carrying value of covered loans acquired with specific evidence of deterioration in credit quality was $1.5 million and $1.6 million at June 30, 2011 (unaudited), and December 31, 2010, respectively. There were no significant increases or decreases in the expected cash flows of covered loans between December 10, 2010 (the “acquisition date”) and December 31, 2010, or through June 30, 2011 (unaudited). The fair value of purchased credit-impaired loans, on the acquisition date, was determined primarily based on the fair value of loan collateral.

The carrying value of acquired, covered loans without specific evidence of deterioration in credit quality at the time of the acquisition was $32.4 million at December 31, 2010. The fair value of loans that were not credit-impaired was determined based on estimates of losses on defaults and other market factors. The Company deemed it appropriate to analogize the accounting guidance under ASC 310-30 to all other loans since (i) the discount recognized for these loans was attributable at least in part to credit quality, and (ii) the Company was unable to identify specific loans within this portfolio for which it was probable at acquisition that the Company would be unable to collect all contractually required payments receivable.

Under U.S. generally accepted accounting principles, fair values are preliminary and subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values become available.

Appendix B

Restatement disclosure for the 10-Q filings as of March 31, 2011 and June 30, 2011 will be as follows:

On December 10, 2010, the Company acquired certain assets and assumed certain liabilities of Earthstar Bank (“Earthstar”) in loss-share transactions facilitated by the Federal Deposit Insurance Corporation (“FDIC”). Initially, the Company identified certain loans to be accounted for under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. ASC 310-30 applies to loans acquired with evidence of deterioration of credit quality since origination for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. ASC 310-30 prohibits carrying over or creating an allowance for loan losses upon initial recognition for loans which fall under the scope of this statement. Loans with specific evidence of deterioration in credit quality were accounted for under ASC 310-30. For all other loans the entire discount was being accreted into earnings. As accretion of the discount on these loans was being recognized, the Company also recognized a provision for loan losses that corresponded to the credit component of the discount being accreted. Subsequently, the Company determined that this approach was not consistent with GAAP. The Company concluded that such loans are more indicative of those accounted for by analogy to ASC 310-30 due to the inherent risk in the portfolio, the discount recognized for these loans was attributable at least in part to credit quality, the Company being unable to identify specific loans within this portfolio for which it was probable at acquisition that the Company would be unable to collect all contractually required payments receivable, as well as local economic and real estate conditions that continue to exhibit a long and slow recovery which would add pressure to the ability of creditors to continue to make contractual payments or to realize proceeds from the sale of collateral sufficient to cover debt obligations. As a result, certain reclassifications occurred primarily between the allowance for loan losses and loans receivable, interest income on loans, provision for loan losses and deferred income taxes and tax expense for March 31, 2011 and June 30, 2011. The disclosures in future filings will be revised accordingly. The Company considered the accounting methodology under ASC 310-20 to have been originally misapplied and deemed it appropriate to analogize the accounting for these loans to the guidance under ASC 310-30.

The effects of the restatement on the Company’s consolidated balance sheet, statement of income, and statement of cash flows as of and for the three month period ended March 31, 2011, and the three and six month periods ended June 30, 2011 are summarized as follows:

(Note: Footnotes to the table below are for clarification purposes and will not be included in the restatement disclosure in the 10-Q filings.)

	As of and for the Three Months Ended March 31, 2011			As of and for the Three Months Ended June 30, 2011			As of and for the Six Months Ended June 30, 2011
	As Previously Reported	Adjustment	As Restated (a)	As Previously Reported	Adjustment	As Restated (a)	As Previously Reported	Adjustment	As Restated (a)
	(Dollars in thousands)
Condensed Consolidated Statement of Income
Interest and dividend income
Loans receivable (1), (3), (6)	$2,615	$(385)	$2,230	$2,750	$(445)	$2,305	$5,352	$(818)	$4,534
Total interest and dividend income (1), (3), (6)	3,188	(385)	2,803	3,413	(445)	2,968	6,589	(818)	5,771
Net interest income before provision for loan losses (1), (3), (6)	2,315	(385)	1,930	2,541	(445)	2,096	4,844	(818)	4,026
Provision for loan losses (2)	309	(283)	26	410	(321)	89	719	(604)	115
Net interest income after provision for loan losses (1), (2), (3), (6)	2,005	(101)	1,904	2,131	(124)	2,007	4,124	(213)	3,911
Noninterest income
Other noninterest income (3)	38	12	50
Total noninterest income (3)	169	12	181
Income before income tax expense (benefit)	79	(90)	(11)	361	(125)	236	439	(214)	225
Income tax expense (benefit) (7)	26	(30)	(4)	58	(43)	15	84	(73)	11
Net income (loss)	52	(58)	(6)	303	(82)	221	356	(142)	214
Earnings per share	0.02	(0.02)	—	0.10	(0.03)	0.07	0.12	(0.05)	0.07
Condensed Consolidated Balance Sheet
Assets
Loans receivable (4), (6)	$140,949	$(24)	$140,925				$139,295	$(28)	$139,267
Covered loans (4), (6)	31,735	(338)	31,397				30,112	(778)	29,334
Allowance for loan losses (2)	1,146	(283)	863				1,557	(604)	953
Other assets (4)	1,846	(10)	1,836				1,731	(11)	1,720
Total assets	279,148	(89)	279,059				279,525	(214)	279,311
Liabilities
Other liabilities (7)	2,109	(30)	2,079				2,253	(73)	2,180
Total liabilities	$251,760	$(30)	$251,730				$251,858	$(73)	$251,785
Stockholders’ Equity
Retained earnings (6), (7)	15,053	(58)	14,995				15,357	(142)	15,215
Total stockholders’ equity	27,387	(58)	27,329				27,667	(142)	27,525
Total liabilities and stockholders’ equity	279,148	(89)	279,059				279,525	(214)	279,311
Condensed Consolidated Statement of Cash Flows
Operating activities
Net income (loss) (6), (7)	52	(58)	(6)				356	(142)	214
Provision for loan losses (2)	309	(283)	26				719	(604)	115
Deferred federal income taxes (5), (7)	(8)	66	58				(17)	11	(6)
Other, net (4)	152	(86)	66				452	(73)	379
Net cash provided by operating activities	674	(362)	312				1,701	(807)	894
Investing activities
Increase in loans receivable, net (4), (6)	(2,426)	25	(2,401)				(757)	29	(728)
Decrease in covered loans (4), (6)	1,074	337	1,411				2,547	778	3,325
Net cash used for investing activities	(27,057)	362	(26,695)				(22,564)	807	(21,757)

(a)	The Company was previously accreting the entire discount into earnings and recognizing a related provision for loan losses for that portion of the accreted discount related to the credit component. Upon initial recognition, the Company recognized a receivable for the FDIC Indemnification asset for the present value of expected losses on loans covered under the Loss Share Agreement. Since the adjustment to the income statement did not impact the expected losses for acquired loans there was no related adjustment required to the FDIC indemnification asset. For the three months ended March 31, 2011, the Company reclassified $12 from interest and dividend income for loans receivable to noninterest income. See footnote 3.
(1)	Adjustments of $(296), $(321) and $(604) for the three months ended March 31, 2011 and June 30, 2011, and the six months ended June 30, 2011, respectively, represent the reversal of the accretion of the credit quality component related to the original discount. The Company was previously accreting into earnings the entire discount related to the credit quality component, based upon initial assumptions of the acquisitions of loans in the FDIC assisted transaction. These loans are now accounted for by analogy to ASC 310-30.

(2)	Adjustments of $(284), $(321) and $(604) for the three months ended March 31, 2011 and June 30, 2011, and the six months ended June 30, 2011, respectively, represent the reversal of the recorded provision for loan losses. The Company was recognizing a related provision for loan losses for that portion of the accreted discount related to the credit component. Subsequently, the Company determined that this approach was not consistent with GAAP.
(3)	Adjustment of $12 for the three months ended March 31, 2011 represents a reclassification of an account balance from interest and dividend income for loans receivable to other noninterest income.
(4)	Adjustments represent the reversal of the credit component discount previously being accreted.
(5)	Adjustments of $96 and $84 for the three months ended March 31, 2011 and the six months ended June 30, 2011, respectively, represent the deferred federal tax impact of reversing the provision for loan losses as noted in (2).
(6)	Adjustments of $(89) and $(125) for the three months ended March 31, 2011 and June 30, 2011, respectively and $(214) for the six months ended June 30, 2011, represent reductions of interest income on loans under ASC 310-30 based on expected cash flows utilizing various assumptions, including estimated losses and prepayment speeds. Previously, interest income on loans was recognized based on contractual cash flows.
(7)	Adjustments of $(30) and $(43) for the three months ended March 31, 2011 and June 30, 2011, respectively and $(73) for the six months ended June 30, 2011, reflect deferred income taxes and income tax expense as a result of adjustments noted in (6).